China Housing & Land Development, Inc.

1008 Liuxue Road, Baqiao District

Xi’an, Shaanxi Province

China 710038

July 29, 2013

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	China Housing & Land Development, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed April 1, 2013
File No. 1-34065

Dear Mr. O’Brien:

On behalf of China Housing & Land Development, Inc. (the “Company”, “we”, or “us”), we hereby submit this correspondence in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 12, 2013 (the “Letter”), with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2012 (the “10-K”). Our disclosures herein are in draft form. Once all comments are final and all draft disclosures have been approved we will submit our amendments to the 10-K as necessary. For the convenience of the Staff, the comments from the Letter have been reproduced in italicized type herein.

We understand and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2012

Consolidated Statements of Cash Flows, page 49

1.	Regarding prior comment 4, there is no basis for your statement that the interest component embedded in your annual cash payments to Prax cannot be measured. The aggregate interest component is the difference between the $89 million forward contract price and the fair value of the mandatorily redeemable financial instrument at the May 2010 inception date. The interest cost for each period can be easily calculated by multiplying the interest rate times the outstanding liability balance for each period. Note that each annual payment to Prax contains an interest component and a principal component. Please revise as previously requested.

Response:

The Company respectfully advises the Staff that we acknowledge the Staff’s position. Since the issue is only related to reclassification of cash flow items and the information (accretion rate principal amount) to calculate the revisions is readily available in the Company’s financial statements, the Company requests that it make the revisions on a going-forward basis. However, if an amendment is filed with respect to comment No. 2 of the Letter, we will incorporate the rectification in the amendment.

2.	We have read your response to our prior comment number 10. It appears that you have been unable to identify any authoritative guidance to support a determination that the redemption agreement should not be valued and accounted for as a physically settled forward contract. Consequently, we remain unable to conclude that your application of a 45% discount rate conforms to the relevant accounting guidance. Your fact pattern is consistent with the example cited in ASC 480-10-55-14 given that the stock redemption terms negotiated in the May 2010 Amended Shareholders’ Agreement with Prax constitute a physically settled forward purchase contract under which you were obligated to pay a fixed $89 million forward contract price in 3 equivalent payments over a 31 month period. The $89 million forward price is assumed to be the market price given that no cash consideration was exchanged at inception of the Amended Agreement. We understand that Prax maintained custody of the shares until payment was received and continued to exercise all of the rights attached to those shares until each payment was made, at which time a portion of the shares was surrendered. In estimating the fair value (present value) of the liability at inception, ASC 820-10-35-16C requires that “In all instances, the reporting entity shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs.” ASC 820-10-55-57, consistent with ASC 835-30-25-12, specifically identifies the entity’s borrowing rate as an observable input when calculating the present value of a liability. As previously observed, your 2009 10-K reports that you negotiated a 10% interest rate on guarantee obligations payable to Prax and that you incurred a 6.6% average interest rate on secured borrowings. Your March 31, 2010 10-Q reports that you borrowed $30 million in the quarter with rates ranging from prime to 10%. There are no objectively reliable observable inputs that support the 45% discount rate or the resulting conclusion that Prax would have agreed to sell their stock for a $43 million payment at contract inception. Moreover, the credit enhancements included in the stock redemption terms support a downward adjustment to these rates because they are observable inputs which must be considered pursuant to ASC 820-10-35-18. As previously noted, the fact that Prax is not required to surrender any assets until they have cash-in-hand creates a significantly lower degree of credit risk for a market participant than transactions like your contemporaneous borrowing arrangements where the counter-party absorbs the risk that their loans to you will not be repaid. So, it continues to appear that a discount rate approximating the risk-free rate is the appropriate measure to use in recognizing the fair value of the liability. This conclusion is consistent with accepted valuation models for forward contracts including the guidance in the Derivatives and Hedging Training Manual published by the FASB.

Your July 8, 2013 letter asserts that your fact pattern “may appear to be consistent with the example cited in ASC 480-10-55-14” which is titled “Physically Settled Forward Purchase Contract”. Presumably you are acknowledging the widely accepted definition of forward contracts which is reflected in the FASB’s previously cited description of a forward contract: “Forward contracts are negotiated between two parties to purchase and sell a specific quantity of a commodity, a foreign currency, or a financial instrument at a specified price, with delivery or settlement at a specified future date.” However, you then assert that your redemption agreement is not equivalent to a forward contract due to various qualitative factors. Your letter identifies 7 qualitative factors that supposedly differentiate your redemption agreement from a forward contract. We address these factors in the order presented.

•	The Registrant (China Housing & Land Development, Inc.) was not an Obligor or Guarantor of the redemption payments. Success Hill, the holding entity for investment (and the entity in which Prax held its investment), was an Obligor for the redemption payments. The only Obligor other than the joint venture itself (Success Hill) was a subsidiary of China Housing (Manstate Assets Management, Limited) which simply held China Housing’s investment and was itself incapable financially of making the payment. This is a standard structure for real estate projects in any country.

We understand that since formation of the Success Hill joint venture, the Registrant has consolidated Success Hill due to its 75% interest. Therefor Success Hill is a consolidated subsidiary of the Registrant and Success Hill’s liability under the forward contract must be recognized in the Registrant’s consolidated financial statements. Irrespective of that fact, your representation that “the Registrant was not an Obligor or Guarantor of the redemption payments” is inconsistent with Section 5.9 of the May 24, 2010 redemption agreement which clearly states that the Registrant has joint and several liability for the redemption obligation. Similarly, your representation is inconsistent with the disclosures on pages 3 and 51, respectively, of your 2012 10-K: “On May 10, 2010, the Company signed an Amended and Restated Shareholders’ Agreement with Prax Capital which became effective on January 1, 2010. The Company was committed to redeeming Prax’s investment”; and “Effective January 1, 2010…The Company was committed to redeem all of Prax’s ownership interest by December 31, 2012 (Note 14). As a result…the non-controlling interests met the definition of a mandatorily redeemable financial instrument, and was reported within liabilities as mandatorily redeemable non-controlling interests in subsidiaries on the Company’s consolidated balance sheets.” These disclosures have been in your public filings since the March 31, 2010 10-Q. Consequently, the factor cited in your letter does not appear relevant.

•	Puhua Project (the entity formed to build and operate the project) had no cash with which to make the payments. Such cash as it held was committed to the construction of the project. The possibility of its ability to pay in the future depended entirely upon its ability to complete construction and obtain sufficient excess proceeds from profits from presale contracts or post-construction sale contracts of condominiums to permit it to make the payments.

•	Success Hill had no borrowing capacity.

•	The assets of Success Hill (its ownership in Puhua Project) were subject to collateral arrangements with the banks lending money for the construction of the project.

•	At the time that the Redemption Agreement was entered, Puhua Project had presale contracts which were subject to financing arrangements of the buyers and limitations on the use of proceeds, and only profit from the presale purchases would, in fact, became available to make the payments to Prax, and these were not determinable at May 2010 because the Project was at such an early stage of development.

Please note that a forward contract is an agreement to purchase/sell a specified asset at a specified future date for a specified price. Neither the liquidity status of parties to the contract, nor the liquidity status of the entity whose stock is being bought/sold, have any impact on whether an agreement is a forward contract (see FASB reference above). Further, it is obvious that Prax considered these factors when they specifically outlined the Registrant’s performance obligations under the redemption terms of the contract. Consequently, the factors cited in your letter do not appear relevant.

•	The “collateral” which Prax retained – that is, its preferred stock interest in Success Hill was in fact not released in amounts proportionate to the payments it received. Unlike the usual forward contract, the amounts of the payment and of the collateral released on payment were not equal to each other. The amount of each of the first two payments was approximately 35% of the total obligation but Prax only released 25% of its collateral position in each case. Prax retained the other 50% of its position as well as all of its approval rights against payment of the last 30%.

We are unable to identify any authoritative guidance suggesting that the payment and collateral release terms must be equivalent throughout the life of the contract in order for the contract to be characterized as a forward contract. The determining factor is that the asset is specifically defined, and that the payment and asset conveyance terms are agreed upon at inception of the contract. This is clearly the case as evidenced by section 5 of the May 24, 2010 redemption agreement. Consequently, the factor cited in your letter does not appear relevant.

•	At the time the Redemption Agreement was entered, the Puhua Project (that is, Success Hill) was still highly speculative. Only Phase 1 was under construction and it was only complete to a very limited extent.

The risk characteristics of the asset being bought/sold obviously impact the negotiated forward price, but do not have any impact on whether an agreement is a forward contract. Consequently, the factor cited in your letter does not appear relevant.

Your letter then claims that “the Company could have walked away from the obligation to Prax and, Prax could have found itself with only a limited ownership right in an incomplete real estate project”. This representation directly conflicts with the previously cited disclosures in your public filing, and with Section 5.9 of the redemption agreement, and with your accounting for the redemption agreement as a mandatorily redeemable financial instrument in your audited financial statements, and with the Registrant’s obligations in their Deed of Guaranty contract which names Prax as beneficiary.

Your letter next claims that you negotiated the redemption agreement “in order to eliminate the approval rights which Prax maintained under both the original agreement and the Redemption Agreement with respect to many of the operational decisions regarding Success Hill,” This representation is different from the disclosures in your 2010-2012 filings which advised investors that the purpose of the redemption agreement was to “fix the maximum return on Prax’s initial investment” – suggesting that in your view Prax would have generated a greater return absent the redemption. Given this inconsistency, the basis for your new representation is unclear. However, there is no ultimate impact on the accounting for the redemption agreement.

Based on response 5 of your April 25, 2013 letter, it appears that the applicable risk-free rate of return may be 3%. The incremental impact of using a 45% rate has enabled you to overstate your total equity by approximately 20% or more between 2010 and 2013. As previously requested, please revise your accounting for this transaction by filing amendments to your 2012 and 2013 annual and interim filings.

Response:

The Company respectfully advises the Staff that we have reviewed Comment #2 and reviewed again the facts and circumstances surrounding the May 24, 2010 Amended and Restated Shareholders’ Agreement (the “Agreement”) and our accounting treatment for the redemption (the “Redemption”) of the Class A shares of Prax and the development of the fair value of the liability for the Redemption. The Company continues to conclude that under the guidance and criteria provided by the FASB Derivative and Hedging Training Manual (the “Manual”) and the other applicable accounting items, the Redemption should not be analyzed as a forward contract. But if it is to be analyzed as a physically settled forward contract, the fair value must be obtained consistent with ASC 480-10-30-3 and 480-10-30-4(b). The Company believes the Redemption is more appropriately analyzed as a financing transaction in accordance with ASC 480-10-55-54, using the appropriate observable inputs.

The facts concerning the Redemption have all been explained in our previous responses. From Comment 2, however, it appears the Staff still does not understand certain facts central to the transaction:

•	The Company was not a party to the Agreement and had no obligations under the Agreement

•	The Deed of Guarantee did not apply

Comment 2 states that “you” are obligated but the only obligors under the Agreement were subsidiaries of the Company- Success Hill and Manstate. Section 5.9 of the Agreement does not clearly state that the Registrant has joint and several liability. The “company” referred to in Section 5.9 is Success Hill; the only other party with obligations under Section 5.9 is Manstate (known as “CHL” under the Agreement). While the term “Company” as used in each of our periodic reports refers to China Housing & Land Development Inc., our disclosure that the Company was committed to the Agreement only reflects the consolidated nature of the financial statements and did not change the legal reality that the Company had no obligation for the Redemption under the Agreement and the Redemption did not fall within its obligations set out in the Deed of Guarantee. While the disclosure might have gone on to explain the limitations of the Company’s “commitment”, the disclosure as it stood was more conservative, if anything, and did not imply to investors that the Company had less risk with respect to the Redemption than it actually had.

The Redemption as Forward Contract

Part 2 of the Manual clearly states that “Forward contracts do not have cash flows during the contract term.” However, the Agreement clearly calls for three cash payments to Prax to redeem three disproportional amounts of Class A Shares during the term of the Agreement. Since the three cash payments and the redemptions are an inseparable part of the Agreement entered into by Manstate and Success Hill (the “Signing Parties”) and Prax, these three cash outflow payments would appear to exclude the Agreement from being considered a forward contract.

In addition, Part 2 of the Manual also includes the following formula for establishing forward price and spot price (current fair value) of the underlying asset (in our case the 1,000 Success Hill Class A shares (“Class A Shares”) held by Prax) in a forward contract setting:

Forward Price = [Spot price × (1 + interest rate + carrying costs – yield)]

Or

Spot Price = Forward Price / (1 + interest rate + carrying costs – yield)

The Agreement calls for RMB 200 million, RMB 200 million and RMB 176 million payments on redemption of 250 Class A Shares, 250 Class A Shares and 500 Class A Shares, respectively. Applying the above formula, it is clear that the first two tranches of Class A shares have a much higher spot price / current fair value than the spot price of last 500 Class A Shares. However, since all Class A Shares are identical, carrying the same shareholder rights and obligations, all Class A Shares should have same spot price / current fair value at the time of entering the Agreement.

Applying the formula causes inconsistency in the value of the Class A shares. Since the above formula should hold true for forward contracts but applied to our situation causes inconsistency, we believe this is a further indication that the Agreement does not meet the formula contained in the Manual for valuing forward contracts.

We conclude that as the Agreement does not meet the fundamental definition for forward contract described in the Manual, and as the method by which a forward contract would be measured results in an illogical and inconsistent valuation methodology for the Class A Shares, the Agreement is in substance a financing arrangement to acquire Prax’s noncontrolling interest in the Puhua project and Prax merely held the Class A Shares, in disproportion to the repayment patterns, as security for the arrangement. (Our explanation of the disproportionate release of collateral in our July 8, 2013 letter was based upon the Staff’s incorrect reference in the May 24, 2013 comment letter to the surrender of a “pro rata portion of the shares” with each payment.)

If the Agreement and the Redemption are to be treated as a forward contract, however, we believe that must be undertaken in accordance with:

ASC 480-10-30-3 “Forward contracts that require physical settlement by repurchase of a fixed number of the issuer’s equity shares in exchange for cash shall be measured initially at the fair value of the shares at inception, adjusted for any consideration or unstated rights or privileges.”

ASC 480-10-30-4 “Two ways to obtain the adjusted fair value include:

a.	Determining the amount of cash that would be paid under the conditions specified in the contract if the shares were repurchased immediately

b.	Discounting the settlement amount, at the rate implicit at inception after taking into account any consideration or unstated rights or privileges that may have affected the terms of the transaction.”

Based on the above guidance, the only requirement to measure the mandatorily redeemable financial instrument initially is at fair value. And ASC 480-10-30-4(b) clearly describes that discounting the settlement amount, at the rate implicit at inception is an acceptable method.

The guidance uses “implicit” rate rather than “risk-free” rate as required by the spot price valuation required by forward contract. (This also appears more consistent with the circumstances of the Redemption. Even the well-recognized description of the fungible subject matter of forward contracts included in the comment letter of July 12, 2013 (“a specific quantity of a commodity, foreign currency or financial instrument” is materially different from the subject matter of the Redemption.))

By way of particular example, under ASC 480-10-55-14, the rate implicit in the contract by example is 9.54%, which is a calculated rate rather than the risk-free rate based on the Treasury bill rate at a maximum of 1.2% or the Treasury long-term rate at a maximum of 5.4%, both in 2003 when the standard was released.

Based on the above and the sample specifically cited in ASC, we feel the use of risk-free rate as the discount rate suggested by the comment letter would not be an appropriate rate for the initial measurement of the mandatorily redeemable instrument.

The Redemption as the Financing of a Non-Controlling Interest

We would also like to bring the Staff’s attention to the following two ASCs:

ASC 480-10-55-53 A controlling majority owner (parent) holds 80 percent of a subsidiary's equity shares. The remaining 20 percent (the noncontrolling interest) is owned by an unrelated entity (the noncontrolling interest holder). Simultaneous with the acquisition of the noncontrolling interest, the noncontrolling interest holder and the parent enter into a derivative instrument that is indexed to the subsidiary's equity shares. The terms of the derivative instrument may be any of the following:

a.	The parent has a fixed-price forward contract to buy the other 20 percent at a stated future date. (Derivative 1)

b.	The parent has a call option to buy the other 20 percent at a fixed price at a stated future date, and the noncontrolling interest holder has a put option to sell the other 20 percent to the parent under those same terms, that is, the fixed price of the call is equal to the fixed price of the put option. (Derivative 2)

c.	The parent and the noncontrolling interest holder enter into a total return swap. The parent will pay to the counterparty (initially the noncontrolling interest holder) an amount computed based on the London Interbank Offered Rate (LIBOR), plus an agreed spread, plus, at the termination date, any net depreciation of the fair value of the 20 percent interest since inception of the swap. The counterparty will pay to the parent an amount equal to dividends paid on the 20 percent interest and, at the termination date, any net appreciation of the fair value of the 20 percent interest since inception of the swap. At the termination date, the net change in the fair value of the 20 percent interest may be determined through an appraisal or the sale of the stock. (Derivative 3)

ASC 480-10-55-54: If the terms correspond with Derivative 1, the forward purchase contract that requires physical settlement by repurchase of a fixed number of shares (the noncontrolling interest) in exchange for cash is recognized as a liability, initially measured at the present value of the contract amount; the noncontrolling interest is correspondingly reduced. Subsequently, accrual to the contract amount and any amounts paid or to be paid to holders of those contracts are reflected as interest cost. In effect, the parent accounts for the transaction as a financing of the noncontrolling interest and, consequently, consolidates 100 percent of the subsidiary.

In particular for ASC 480-10-55-54, the guidance, again, requires the initial measurement at the present value of the contract amount and accounts for the transaction as a financing of the noncontrolling interest.

The Determination of the Discount Rate

We have considered ASC 820-10-35-16C, ASC 820-10-55-57 and ASC 835-30-25-12. In determining the appropriate discount rate, we focused our attention only on observable inputs. As illustrated in our previous responses, all the loans within our family of companies with interest rates ranging from prime to 10% between 2009 and 2010 were construction and/or operating loans, which were fully secured, relatively low risk loans, nevertheless commanding interest rates as high as 10%. The arrangement with Prax, on the other hand, was a financing transaction to fund the initial development and land use right acquisition of our Puhua project. Using interest rates of fully secured loans borrowed from state owned banks for construction and operating as the only observable input to determine the discount rate in calculating the present value of the payment amounts to Prax is not appropriate for the Prax loan, which was unsecured.

The Company, however, considered potential comparable financings, which would usually carry at least a 20% interest rate. The range of similar inputs at the time of the agreement is from 19%- 22%. The Company considers the potential 20% financing to be comparable to our arrangement with Prax because the potential borrowing would have been for early project land use right acquisition (vs. low interest loans borrowed for construction beyond preliminary development) and from private fund companies (vs. low interest loans borrowed from state owned banks). This 20% potential comparable debt financing is similar, for example to our recent borrowing for which we were charged 20% interest rate.

With the observable interest rate of 20%, the Company also adjusted this rate for other various key risks that were inherent in the transaction with Prax using the 20% loan as the starting point. (“Discounting the settlement amount at the rate implicit at inception after taking into account any consideration or unstated rights or privileges that may have affected the terms of the transaction.” ASC 480-10-30-4(b).)

We acknowledge that neither the liquidity status of the parties to the contract, nor the liquidity status of the entity whose stock is being bought/sold, have any impact on whether an agreement is a forward contract. However, they are inputs that affected the terms of the transaction and that have a significant impact on determining the proper adjusted discount rate. As such, we adjusted the 20% interest rate for the following observable risk factors in determining an appropriate discount rate.

•	Puhua Project (the entity formed to build and operate the project) had no cash with which to make the payments. All cash held by Puhua was committed to the construction of the project. The ability of Puhua to pay in the future depended entirely upon its ability to complete construction and obtain sufficient excess proceeds from profits from presale contracts or post-construction sale contracts of condominiums to permit it to make the payments.

•	Success Hill had no borrowing capacity.

•	The assets of Success Hill (its ownership in the Puhua Project) were subject to collateral arrangements with the banks lending money for the construction of the project.

•	At the time that the Agreement was entered into, the Puhua Project had presale contracts which were subject to financing arrangements of the buyers and limitations on the use of proceeds, and only profit from the presale purchases would, in fact, become available to make the payments to Prax, and these were not determinable at May 2010 because the Project was at such an early stage of development.

•	At the time the Agreement was entered into, the Puhua Project (that is, Success Hill) was still a highly speculative project. Only Phase 1 was under construction and it was only complete to a very limited extent.

•	Due to the range and the uniqueness of each risk factor discussed above, the Company confirmed with the counter party, Prax, that their rate of return for the arrangement was 45%. It is reasonable to assume that any transferee of the shares held by Prax (a transfer Prax could make under the Agreement) would demand the same return and negotiate the price accordingly.

We would also like to clarify that “to eliminate the approval rights which Prax maintained under both the original agreement and the Redemption Agreement with respect to many of the operational decisions regarding Success Hill,” and the disclosures in our 2010-2012 filings which advised investors that the purpose of the redemption agreement was to “fix the maximum return on Prax’s initial investment” are both valid reasons for the parties to enter into the Agreement. The Company disclosed in our public filing the main incentive was to fix the maximum return on Prax’s initial investment. However, this does not conflict with the other reason- to eliminate the approval rights which Prax maintained under both the original agreement and the Agreement with respect to many of the operational decisions regarding Success Hill. As suggested by the Staff, however, this difference has no ultimate impact on the accounting for the Agreement.

Overall, we cannot reach a conclusion that the Agreement is a forward contract. But forward contract or not, the various ASCs referenced above clearly treat the Redemption in our situation as a financing of the acquisition of the noncontrolling interest and require discounting the contract amount to present value using a risk adjusted rate. In reaching its conclusion, the Company carefully selected the terms and interest rate of most comparable financing arrangements we were able to observe and adjusted the discount rates for various observable risks. It is our understanding that the Office of Chief Accountant for the Division of Corporate Finance is aware of the disagreement between ourselves and the Staff with respect to this matter and we respectfully request a telephone conference that includes a representative of that office as early as convenient to discuss this matter further.

3.	The apparent discrepancies between the representations in your July 8, 2013 letter and the disclosures in your prior filings are a concern given that this letter and all of the applicable filings and corresponding certifications have been signed by Xiaohong Feng. Please tell us whether Xiaohong Feng has signed each of the certifications attributed to him. In this regard, please note that the certifications may not be signed on his behalf pursuant to a power of attorney or other confirming authority. See Exchange Act Rule 13a-14.

Response:

The Company respectfully advises the Staff that all our filings and corresponding certifications have been signed by our CEO, Xiaohong Feng.

4.	Please provide us with a copy of the manually signed signature pages corresponding with the signatures of Xiaohong Feng on your July 8, 2013 letter and on your December 31, 2012 10-K. See Rule 302(b) of Regulation S-T.

Response:

The Company respectfully advises the Staff to refer to the appendix I and appendix II for the signature pages of Xiaohong Feng on our July 8, 2013 letter and on our December 31, 2012 10-K, respectively.

5.	Please ensure that the amended filings address each of the material deficiencies cited in our May 24, 2013 comment letter.

Response:

The Company respectfully advises the Staff that should it be determined that an amendment is necessary the Company will include the requested disclosures.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China, +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com and, in the case of our response to Comment 10, to Thomas Wardell, McKenna Long & Aldridge LLP, 303 Peachtree Street, Suite 5300, Atlanta, GA 30308; Telephone: 404-527-4990.

Sincerely, Xiaohong Feng Chief Executive Officer

Date: 07/08/2013 10:14 AM User: Amy.Tong Vintage Filings Project: v349519 Form Type: CORRESP
Client: v349519_China Housing & Land Development_CORRESP File: v349519_corresp.htm Type: CORRESP Pg: 9 of 9

Response:

The Company respectfully advises the Staff that the Company is not filing amended 2012 Form 10-K and Forms 10-Q at this time as we have indicated in our responses to Comments 1 through 10. Amended 2012 Form 10-K and Forms 10-Q will be filed should it be determined that amendments are necessary.

12. *Please file an Item 4.02 Form 8-K to report that your previously issued financial statements should no longer be relied upon because of an error. Refer to Item 4.02 of Form 8-K for the required disclosures and guidance.*

Response:

The Company respectfully advises the Staff that the Company is not filing an Item 4.02 Form 8-K at this it has not been determined that there are material misstatements or material omissions. An Item 4.02 Form 8-K will be filed should it be determined that accounting treatments have been in error and that previously issued financial statements can no longer be relied upon.

Sincerely,

Xiaohong Feng

Chief Executive Officer